Mail Stop 4561

April 14, 2009

Mr. Michael Eggers
Senior Vice President and
Chief Financial Officer
RealNetworks, Inc.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

>   **Re: RealNetworks, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Filed March 2, 2009**
>   **File No. 000-23137**

Dear Mr. Eggers:

We have reviewed your response letter dated March 16, 2009 and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 19, 2009.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Valuation of Goodwill, page 38

1.   We note your statement on page 34 that "the continued downturn in the economy may result in additional impairments to our assets in future periods, particularly goodwill, other intangible assets and long-lived assets." In light of this uncertainty, please tell us what consideration you gave to providing quantitative and qualitative disclosure of the sensitivity of your goodwill, intangible, and long-

lived asset valuations to changes in your methodologies or assumptions. See Section V of SEC Release 33-8350.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Senior Staff Accountant, at (202) 551-3299, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief